Exhibit 99.1

Draganfly Announces Closing of US$3.5 Million Underwritten Offering

Los Angeles, CA., Oct. 30, 2023 (GLOBE NEWSWIRE) — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce that it has closed its previously announced underwritten offering for gross proceeds of approximately US$3.5 million (the “Offering”), before deducting underwriting discounts and offering expenses.

Pursuant to the Offering, the Company issued 4,800,000 units of the Company (the “Units”) at a price of US$0.55 per Unit and 1,600,000 pre-funded units of the Company (the “Pre-Funded Units”) at a price of US$0.5499. Each Unit is comprised of one common share (a “Common Share”) and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional Common Share (a “Warrant Share”) at an exercise price of US$0.6123 per Warrant Share, subject to adjustment, at any time on or prior to 5:00 p.m. (Eastern Time) on October 30, 2028. Each Pre-Funded Unit is comprised of one pre-funded common share purchase warrant (a “Pre-Funded Warrant”) and one Warrant. Each Pre-Funded Warrant entitles the holder thereof to purchase one Common Share (a “Pre-Funded Warrant Share”) at an exercise price of US$0.0001 per Pre-Funded Warrant Share and shall terminate upon exercise in full of the Pre-Funded Warrants.

A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Common Shares outstanding immediately after giving effect to such exercise.

Maxim Group LLC (“Maxim”) acted as sole book-running manager for the Offering.

Draganfly intends to use the net proceeds from the Offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core product, potential acquisitions and research and development.

The Offering was made pursuant to an effective shelf registration statement on Form F-10, as amended, (File No. 333-271498) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on July 5, 2023 and the Company’s Canadian short form base shelf prospectus dated June 30, 2023 (the “Base Shelf Prospectus”). Draganfly offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

A prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering and describing the terms thereof was filed with the applicable securities commissions in Canada and with the SEC in the United States and are available for free by visiting the Company’s profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC’s website at www.sec.gov, as applicable. Copies of the prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering may be obtained, by contacting Maxim, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read the offering documents, as well as Draganfly’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.